UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)   *

Gold Reserve Inc.
(Name of Issuer)
Class A Common Stock, no par value per share
(Title of Class of Securities)
38068N108
(Cusip Number)
General Counsel Greywolf Capital Management LP 4 Manhattanville Road, Suite 201 Purchase, New York 10577 (914) 249-7800
(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications)
August 10, 2017
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or  240.13d-1(g), check the following box [  ].

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Section 240.13d-7 for other parties to whom copies are to be sent.

 * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
(Continued on following pages)

Page 1 of 12 Pages

13D
CUSIP No. 38068N108

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Greywolf Event Driven Master Fund
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                      (a) [     ]
                                                                                                                                                      (b) [ X ]**
**      The reporting persons making this filing hold an aggregate of 26,454,256 Shares, which is 27.1% of the class of securities.  The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 6,380,948 [See Item 2(a)(i)]
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 6,380,948 [See Item 2(a)(i)]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,380,948 [See Item 2(a)(i)]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.5% [See Item 2(a)(i)]
14	TYPE OF REPORTING PERSON (See Instructions) OO
Page 2 of 12 Pages

13D
CUSIP No. 38068N108

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Greywolf Overseas Intermediate Fund
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                      (a) [     ]
                                                                                                                                                      (b) [ X ]**
**      The reporting persons making this filing hold an aggregate of 26,454,256 Shares, which is 27.1% of the class of securities.  The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 5,434,228
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 5,434,228
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,434,228
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.6%
14	TYPE OF REPORTING PERSON (See Instructions) OO

Page 3 of 12 Pages

13D
CUSIP No. 38068N108

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Greywolf Strategic Master Fund SPC, Ltd.—MSP9
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                      (a) [     ]
                                                                                                                                                      (b) [ X ]**
**      The reporting persons making this filing hold an aggregate of 26,454,256 Shares, which is 27.1% of the class of securities.  The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 11,771,916
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 11,771,916
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,771,916
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.1%
14	TYPE OF REPORTING PERSON (See Instructions) OO

Page 4 of 12 Pages

13D
CUSIP No. 38068N108

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Greywolf Strategic Master Fund SPC, Ltd.—MSP5
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                      (a) [     ]
                                                                                                                                                      (b) [ X ]**
**      The reporting persons making this filing hold an aggregate of 26,454,256 Shares, which is 27.1% of the class of securities.  The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 2,867,164
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 2,867,164
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,867,164
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.9%
14	TYPE OF REPORTING PERSON (See Instructions) OO

Page 5 of 12 Pages

13D
CUSIP No. 38068N108

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Greywolf Capital Management LP
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                      (a) [     ]
                                                                                                                                                      (b) [ X ]**
**      The reporting persons making this filing hold an aggregate of 26,454,256 Shares, which is 27.1% of the class of securities.  The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 26,454,256
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 26,454,256
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,454,256
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.1%
14	TYPE OF REPORTING PERSON (See Instructions) PN, IA

Page 6 of 12 Pages

13D
CUSIP No. 38068N108

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Greywolf GP LLC
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                      (a) [     ]
                                                                                                                                                      (b) [ X ]**
**      The reporting persons making this filing hold an aggregate of 26,454,256 Shares, which is 27.1% of the class of securities.  The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 26,454,256
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 26,454,256
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,454,256
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.1%
14	TYPE OF REPORTING PERSON (See Instructions) OO

Page 7 of 12 Pages

13D
CUSIP No. 38068N108

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Jonathan Savitz
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                      (a) [     ]
                                                                                                                                                      (b) [ X ]**
**      The reporting persons making this filing hold an aggregate of 26,454,256 Shares, which is 27.1% of the class of securities.  The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 26,454,256
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 26,454,256
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,454,256
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.1%
14	TYPE OF REPORTING PERSON (See Instructions) IN

Page 8 of 12 Pages

This Amendment No. 3 to Schedule 13D (this "Amendment") amends the Schedule 13D initially filed on October 13, 2015, as amended by Amendment No. 1 thereto filed on March 30, 2017 and Amendment No. 2 thereto filed on April 28, 2017 (as so amended, the "Prior Schedule 13D" and, as amended by this Amendment, this "Schedule 13D"). Capitalized terms used without definition in this Amendment have the meanings ascribed thereto in the Prior Schedule 13D.

Item 3.  Source and Amount of Funds or Other Consideration

This Amendment amends and supplements Item 3 of the Prior Schedule 13D to report that:

On August 10, 2017, the Company issued: 752,988 Shares to Greywolf Overseas Intermediate upon the conversion of certain Convertible Notes held by it; 1,771,916 Shares to MSP9 upon the conversion of certain Convertible Notes held by it; and 385,205 Shares to MSP5 upon the conversion of certain Convertible Notes held by it.  The Convertible Notes surrendered for conversion were the only consideration in respect of the Greywolf Funds' acquisition of such Shares.

Item 5.  Interest In Securities Of The Issuer

This Amendment amends and restates Item 5 of the Prior Schedule 13D in its entirety as follows:
The Greywolf Funds

(a),(b)
The information set forth in Rows 7 through 13 of the cover page hereto for each of the Greywolf Funds is incorporated herein by reference for each such entity.  The percentage amount set forth in Row 13 for all cover pages filed herewith is calculated based upon approximately 97,500,000 Shares outstanding as of August 11, 2017, as reported by the Company in its Form 6-K filed with the SEC on such date.

(c)
On August 10, 2017: Greywolf Overseas Intermediate acquired 752,988 Shares from the Company upon conversion of $2,258,964 principal amount of Convertible Notes held by Greywolf Overseas Intermediate; MSP9 acquired 1,771,916 Shares from the Company upon conversion of $5,315,750 principal amount of Convertible Notes held by MSP9; and MSP5 acquired 385,205 Shares from the Company upon conversion of $1,155,616 principal amount of Convertible Notes held by MSP5.

(d)
The Investment Manager has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, all of the Shares beneficially owned by the Greywolf Funds as reported herein.  The Investment Manager General Partner is the general partner of the Investment Manager.  Savitz is the sole managing member of the Investment Manager General Partner.

Page 9 of 12 Pages

(e)	Not applicable.

The Investment Manager and the Investment Manager General Partner

(a),(b)	The information set forth in Rows 7 through 13 of the cover page hereto for each of the Investment Manager and the Investment Manager General Partner is incorporated herein by reference.

(c)	None.

(d)
The Investment Manager has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, all of the Shares beneficially owned by the Greywolf Funds as reported herein.  The Investment Manager General Partner is the general partner of the Investment Manager.  Savitz is the sole managing member of the Investment Manager General Partner.

(e)	Not applicable.

Savitz

(a),(b)	The information set forth in Rows 7 through 13 of the cover page hereto for Savitz is incorporated herein by reference.

(c)	None.

(d)
The Investment Manager has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, all of the Shares beneficially owned by the Greywolf Funds as reported herein.  The Investment Manager General Partner is the general partner of the Investment Manager.  Savitz is the sole managing member of the Investment Manager General Partner.

(e)	Not applicable.

The Shares reported hereby for each of the Greywolf Funds are beneficially owned directly by such Greywolf Fund.  The Investment Manager, as the investment manager to the Greywolf Funds, may be deemed to be the beneficial owner of all such Shares beneficially owned by the Greywolf Funds.  The Investment Manager General Partner, as the general partner of the Investment Manager, may be deemed to be the beneficial owner of all such Shares beneficially owned by the Greywolf Funds.  Savitz, as the sole managing member of the Investment Manager General Partner, may be deemed to be the beneficial owner of all such Shares beneficially owned by the Greywolf Funds.  Each of the Investment Manager, the Investment Manager General Partner and Savitz hereby disclaims any beneficial ownership of any such Shares.
Page 10 of 12 Pages

Item 6.  Contracts, Arrangements, Understandings Or Relationships With Respect To Securities Of the Issuer

This Amendment amends and supplements Item 6 of the Prior Schedule 13D to report that:

On July 14, 2017, the Greywolf Funds redeemed for cash an aggregate $10,174,767 principal amount of Convertible Notes.

On August 10, 2017, the Greywolf Funds redeemed or converted, as applicable, their remaining $11,701,341 principal amount of Convertible Notes as follows: Greywolf Event Driven redeemed $2,971,011 principal amount of Convertible Notes for cash in the amount of $4,277,011; Greywolf Overseas Intermediate converted $2,258,964 principal amount of Convertible Notes for 752,988 Shares; MSP9 converted $5,315,750 principal amount of Convertible Notes for 1,771,916 Shares; and MSP5 converted $1,155,616 principal amount of Convertible Notes for 385,205 Shares.  As of the date of this filing, the Greywolf Funds no longer hold any Convertible Notes.
Page 11 of 12 Pages

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: August 21, 2017

/s/ Jonathan Savitz
GREYWOLF GP LLC
By Jonathan Savitz,
Managing Member

/s/ Jonathan Savitz
GREYWOLF CAPITAL MANAGEMENT LP,
On its own behalf
And as Investment Manager to each of
GREYWOLF EVENT DRIVEN MASTER FUND,
GREYWOLF OVERSEAS INTERMEDIATE FUND and
 GREYWOLF STRATEGIC MASTER FUND SPC, LTD.—MSP9
GREYWOLF STRATEGIC MASTER FUND SPC, LTD.—MSP5
By Jonathan Savitz,
Managing Member of Greywolf GP LLC, its General Partner

/s/ Jonathan Savitz
Jonathan Savitz

Page 12 of 12 Pages